SIMPSON THACHER & BARTLETT LLP

2475 HANOVER STREET
PALO ALTO, CA 94304
(650) 251-5000

FACSIMILE (650) 251-5002

DIRECT DIAL NUMBER (650) 251-5110	E-MAIL ADDRESS wbrentani@stblaw.com

August 6, 2013

VIA OVERNIGHT COURIER AND EDGAR

Re:        ClubCorp Holdings, Inc.—Registration Statement on Form S-1

Justin Dobbie
Sonia Bednarowski
Amy Geddes
Margery Reich

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of ClubCorp Holdings, Inc. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated July 26, 2013 (the "comment letter") relating to the above-referenced Registration Statement on Form S-1 filed on July 12, 2013 (the "Registration Statement"). The Company has also revised the Registration Statement in response to the Staff's comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which reflects these revisions and generally updates certain information in the Registration Statement.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Form S-1

Prospectus Summary, page 1

1.
We note your response to our prior comment 5 and reissue in part. Please eliminate non-substantial and subjective statements here and throughout. For example, please remove the term "dedicated" professional management team on page 5, "dedicated" general managers on page 5 and "dedicated" staff on page 6.

In response to the Staff's comment, the Company has revised the disclosure on pages 5, 6, 91 and 93 to remove the above-referenced statements.

Competitive Strengths, page 2

Membership-Based Leisure Business with Significant Revenue, page 2

2.
We note your response to our prior comment 12 that your total revenue per membership increased by 2.5% from 2007 to 2012 on a compounded annual growth rate basis. Please revise to disclose the revenue per membership increase each year between 2007 and 2012.

In response to the Staff's comment, the Company has revised the disclosure on pages 3 and 88.

3.
We note your revised disclosure in response to our prior comment 15. Please tell us why you believe your annual retention rates are evidence that the demographic profiles represented by your customers were more resilient than the general population. Please also revise the second paragraph on page 3 to clarify that there is no guarantee that the demographic profiles identified in this paragraph will spend more in an improving economy and recovering real estate market than the general population.

In response to the Staff's comment, the Company has deleted the statement that the Company's annual retention rates are evidence that the demographic profiles represented by our customers were more resilient than the general population and has revised the disclosure on pages 3 and 89.

Nationally-Recognized and Award-Winning Clubs, page 3

4.
We note your responses to our prior comments 16 and 35. Please disclose in this section of your prospectus the percentage of your golf courses that were designed by the golf architects identified on pages 3 and 4. In addition, please disclose the number of your golf courses that have won national awards, including the year that the course won and a brief description of the award so that investors can understand the significance of the award. Also disclose the number of your clubs that have appeared on national "best of" lists for golf, tennis and dining and include additional information regarding such lists so that investors may determine the significance of your appearance on such lists.

In response to the Staff's comment, the Company has revised the disclosure on pages 3, 4 and 89.

Take Advantage of Improving Economic Conditions, page 6

5.
We note your response to our prior comment 25. Please revise to clarify that your discussion of membership in this section includes golf and country club members and business, sports and alumni club members. In addition, please clarify that, although you have added approximately 25,000 new memberships each year, your total number of members decreased each year except for 2012 and your total number of members in 2012 was lower than your total number of members in 2008.

In response to the Staff's comment, the Company has revised the disclosure on pages 6 and 94 to remove the above-referenced statements.

Summary Financial Data, page 12

6.
We note that you have appropriately added a placeholder for supplemental pro forma earnings per share computations pursuant to the guidance in SAB Topic 1-B-3. It appears that you will also use a portion of the net proceeds received from the offering to pay down your Senior Notes. If true, an "adjusted pro forma earnings per share" figure should also be provided. The denominator used in computing this figure should also include those common shares whose proceeds are being reflected in pro forma adjustments in the income statements (i.e. those used for debt repayment). The accompanying footnotes should also make the computation of adjusted pro forma earnings per share transparent to investors.

In response to the Staff's comment, the Company has revised the disclosure on pages 15, 51, F-40 and F-69.

Critical Accounting Policies, page 79

Revenue Recognition, page 79

7.
Refer to our previous comment 34. Please revise your disclosure surrounding service charges to indicate the average percentage of service fees received by servers as well as to explain the reasons why the remainder is retained by the clubs.

In response to the Staff's comment, the Company has revised the disclosure on page 81.

8.
Please supplementally quantify the amount of service charges recognized in revenue in fiscal 2012.

The Company advises the Staff that the portion of service charges recognized in revenue was approximately $12.4 million in fiscal year 2012.

Business Strategy, page 89

Leverage Our Portfolio and Alliance Offerings, page 90

9.
We note your response to our prior comment 39 on page 90 and we reissue. We note that you have established alliances with other leisure-oriented business whereby members of your clubs have usage privileges or received special pricing at such properties. Please describe the material terms of the agreement that you have with such business. For example, please disclose whether there are any costs to you to obtain such privileges for your members.

In response to the Staff's comment, the Company has revised the disclosure on page 93. The Company does not incur additional costs to enter into these alliances. The Company does not believe there are additional material terms of these alliance arrangements which would be useful to investors.

Intellectual Property, page 102

10.
Based on your response to our prior comment 46, please explain why you believe it is appropriate to characterize your Bell Notes training program and your Member Dashboard as "proprietary."

In response to the Staff's comment, the Company has revised the disclosure on pages 5 and 92.

Management, page 107

Executive Compensation, page 113

Equity-Based Awards, page 116

11.
We note your response to our prior comment 49. Please clarify whether your named executive officers will continue to hold Units of Fillmore after the closing of your offering.

In response to the Staff's comment, the Company has added disclosure on page 122 regarding the planned exchange of the Class A and Class C units of Fillmore CCA Investment, LLC ("Fillmore") for shares of the Company's common stock held by Fillmore. The Company advises the Staff that none of the Company's named executive officers will continue to hold units of Fillmore after the closing of the offering.

Director Compensation, page 131

12.
We note your response to our prior comment 47. Please clarify here that none of your directors received compensation for their service as directors during the most recently completed fiscal year.

The Company advises the Staff that none of the directors received compensation for their service as directors during the most recently completed fiscal year.

Certain Relationships and Related Party Transaction, page 132

Management Agreement, page 132

13.
We note your response to our prior comment 50 that the Management Agreement will terminate upon consummation of the offering and there are no management services that will need to be replaced as a result. On page 132 of your prospectus, you disclose that an affiliate of KSL currently provides financial and management consulting services to you. With a view towards revised disclosure in this section or in your Business section, please explain what you mean by your response that "no management services will need to be replaced as a result" of terminating your Management Agreement with the affiliate of KSL.

The Company acknowledges the Staff's comment, but advises the Staff that the Company does not believe that any financial or management consulting services will need to be replaced as a result of terminating the Management Agreement with the affiliate of KSL, as management believes it has developed such capabilities. In the event the Company does experience a need for these services in the future, they expect to outsource them from a third-party or supplement the senior management staff at that time.

Offer Letters, page 132

14.
We note your response to our prior comment 52 that you do not currently have any agreements containing termination and change of control provisions with any of your executive officers and "that to the extent that [you] do enter into any new termination or change of control agreements with any executive officers, the terms of such agreements will be disclosed." Your disclosure on page 132 that "[you] have entered into offer letters and other agreements containing compensation, termination and change of control provisions, among others, with certain of [your] executive officers" seems inconsistent with your response. Please advise.

In response to the Staff's comment, the Company has revised the disclosure on page 137.

Exclusive Forum, page 147

15.
We note your disclosure on page 147 regarding the choice of forum. Please include a risk factor to describe the risks to investors attendant to the exclusive forum provision in your certificate of incorporation. In addition, please tell us what consideration you have given regarding the enforceability of this provision. If there a risk that such a provision may be unenforceable under Nevada law, please include disclosure to that effect.

In response to the Staff's comment, the Company advises the Staff that it has added a risk factor regarding the choice of forum on page 33.

Note 15—Segment Information, page F-35

16.
We note your disclosure here that "other" includes a portion of the revenue associated with upgrade offers. In your response, please describe the various types of upgrade offers and explain why you do not include them in the other two segments.

The Company advises the Staff that the upgrade offerings referred to in Other includes an allocation of the dues revenue associated with our upgrade offerings, through which the Company's Clubs provide members access to the Company's extensive portfolio of clubs and network. The Company's primary upgrade offering is the O.N.E. program. While the revenue associated with these offerings is primarily recognized within the two business segments, the Company believes it is appropriate to allocate a small portion of the revenue associated with these upgrade offerings to Other, as this allocation is intended to offset corporate costs associated with coordination of these programs and services such as the Company's in-house concierge (ClubLine).

Exhibit 5.1

17.
Please have counsel remove the assumption in the second paragraph of Exhibit 5.1 that "the terms of such issuances will be in compliance with applicable laws" as it is inappropriate assume a matter upon which counsel must opine.

The Company advises the Staff that counsel has revised Exhibit 5.1 to remove this assumption.

18.
Please have counsel provide an opinion that the shares offered by the selling shareholders are validly issued, fully paid and non-assessable as it appears that counsel has only opined upon the legality of the Company Shares in the first full paragraph on page 2.

The Company advises the Staff that counsel has revised Exhibit 5.1 to provide the requested opinion.

* * * * * * *

        Please call me (650-251-5110) or Kathleen Layton (650-251-5036) if you wish to discuss our responses to the comment letter.

Very truly yours,
/s/ William B. Brentani
William B. Brentani